Filing under Rule 425 under

the Securities Act of 1933

Filing by: Mercer International Inc.

Subject Company: Fibrek Inc.

SEC File No. of Mercer International Inc.: 000-51826

For Immediate Release

MERCER INTERNATIONAL INC. ANNOUNCES MAILING OF OFFER AND TAKE-OVER

BID FOR FIBREK INC. AND APPEAL OF THE BUREAU DE DÉCISION ET DE RÉVISION

ORDER

NEW YORK, NY, February 29, 2012 – Mercer International Inc. (Nasdaq: MERC, TSX: MRI.U) (“Mercer” or the “Company”) announced that it has mailed to the shareholders of Fibrek Inc. (“Fibrek”) its offer and take-over bid circular (the “Offer Documents”) in connection with its previously announced friendly offer (the “Offer”) for all of the outstanding common shares of Fibrek (the “Fibrek Shares”). Pursuant to the Offer, Mercer and a wholly-owned subsidiary are offering to acquire all of the outstanding Fibrek Shares for consideration per Fibrek Share, at the election of each holder, in one of the following forms:

•	C$1.30 in cash per Fibrek Share;

•	0.1540 of a share of Mercer’s common stock (a “Mercer Share”) per Fibrek Share; or

•	C$0.54 in cash plus 0.0903 of a Mercer Share per Fibrek Share,

subject to proration necessary to effect maximum aggregate cash consideration of C$70.0 million and maximum aggregate share consideration of 11,741,496 Mercer Shares as more fully set forth in the Offer Documents. The Offer will be open for acceptance until 5:00 p.m. Eastern Time on April 6, 2012, unless extended or withdrawn by Mercer.

The Offer represents a premium of 30% over the unsolicited insider bid (the “Abitibi Bid”) made by AbitibiBowater Inc. (“Abitibi”), 81% over the closing price of the Fibrek Shares on November 28, 2011, the date of announcement of the Abitibi Bid, and 70% over the volume-weighted average trading price of the Fibrek Shares on the Toronto Stock Exchange for the 20 trading days ending on such date.

The board of directors’ of Fibrek has prepared and is mailing a directors’ circular (the “Directors’ Circular”), unanimously recommending that Fibrek shareholders accept the Offer and tender their Fibrek Shares thereunder. The board of directors of Fibrek, after consultation with its legal and financial advisors, has unanimously determined that the consideration offered for the Fibrek Shares pursuant to the Offer is fair to all Fibrek shareholders (other than those who have entered into lock-up agreements with any person other than Mercer with respect to their Fibrek Shares) and that it is in the best interests of Fibrek to support and facilitate the Offer.

The Offer is subject to customary conditions, including, among others, there being deposited (and not withdrawn) that number of Fibrek Shares which, together with the Fibrek Shares and special warrants, if any, held by Mercer, represent at least 50.1% of the outstanding Fibrek Shares on a fully-diluted basis, receipt of requisite regulatory consents, Mercer’s Registration Statement on Form S-4 in respect of the Mercer Shares being issued under the Offer, which is also being filed today, being declared effective by the United States Securities and Exchange Commission (the “SEC”), receipt of Mercer shareholder approval of the issuance of Mercer Shares in connection with the Offer and the absence of a material adverse change with respect to Fibrek.

Full details of the Offer are included in the Offer Documents and related documents, which along with the Directors’ Circular, will also all be available on SEDAR at www.sedar.com.

On February 23, 2012, the Bureau de décision et de révision (Québec) (the “Bureau”), the Québec securities administrative tribunal, dismissed Abitibi’s application to cease trade the Offer but issued an order to cease trade the previously announced private placement by Fibrek of 32,320,000 special warrants to Mercer at a price of C$1.00 per special warrant.

Jimmy S.H. Lee, Mercer’s President and Chief Executive Officer, stated: “We are pleased to provide the Offer to Fibrek shareholders. We are, however, very disappointed with the Bureau decision to cease trade the private placement of special warrants and are appealing the same to the Court of Québec. We believe such decision failed to take into account applicable corporate and securities principles and unfairly inhibits Fibrek shareholders from obtaining the higher consideration under our Offer.”

Mercer has engaged the Laurel Hill Advisory Group Company to act as information agent under the Offer and has engaged Computershare Investor Services Inc. to act as depositary for the Offer. Any questions or requests for assistance or further information on how to tender Fibrek Shares to the Offer should be directed to, and copies of the above referenced documents may be obtained by contacting, the information agent at 1-877-304-0211 (toll free in North America) or 1-416-304-0211 (collect calls) or by email at assistance@laurelhill.com. Shareholders whose Fibrek Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such nominee for assistance in depositing their Fibrek Shares to the Offer.

Important Notice

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Mercer is filing with the SEC the Registration Statement and Schedule 14A Proxy Statement with the SEC in connection with the proposed transaction. INVESTORS AND SECURITYHOLDERS OF MERCER AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. Such documents may also be obtained for free, once they have been mailed, on Mercer’s website at www.mercerint.com.

About Mercer

Mercer International Inc. is a global pulp manufacturing company. Mercer operates three NBSK pulp mills with a consolidated annual production capacity of 1.5 million tons. To obtain further information on the company, please visit its web site at www.mercerint.com.

Forward-Looking Statement

The preceding includes forward looking statements, including statements regarding our ability to complete the Offer and other contemplated transactions, the impact of the proposed acquisition on our business and operations and our ability to integrate the business and operations of Fibrek with our own, which involve known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the Offer and satisfaction of the conditions thereto, the outcome of any appeals of the Bureau’s decision or related proceedings, our and Fibrek’s ability to obtain required consents and approvals in connection with the transactions, the business of Fibrek and Mercer may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the highly cyclical nature of our business, raw material costs, our level of indebtedness, competition, foreign exchange and interest rate fluctuations, our use of derivatives, expenditures for capital projects, environmental regulation and compliance, disruptions to our production, market conditions and other risk factors listed from time to time in our SEC reports.

APPROVED BY:

Jimmy S.H. Lee

Chairman & President

(604) 684-1099

David M. Gandossi

Executive Vice-President & Chief Financial Officer

(604) 684-1099

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